THIRD AMENDMENT TO

SECURITIES LENDING AUTHORIZATION AGREEMENT

BETWEEN

RENAISSANCE CAPITAL GREENWICH FUNDS,

ON BEHALF OF ITS SERIES AS LISTED ON SCHEDULE B

AND

STATE STREET BANK AND TRUST COMPANY

This Third Amendment (this “Amendment”) dated as of January 10, 2020 is between Renaissance Capital Greenwich Funds, on behalf of its series as listed on Schedule B, severally and not jointly (each, a “Fund” and collectively, the “Funds”), and State Street Bank and Trust Company, acting either directly or through any affiliates or subsidiaries (collectively, “State Street”).

Reference is made to the Securities Lending Authorization Agreement dated as of October 9, 2013, as amended to date, between Renaissance Capital Greenwich Funds, on behalf of its series as listed on Schedule B thereto, and State Street (the “Agreement”).

WHEREAS, the Renaissance Capital Greenwich Funds and State Street both desire to amend the Agreement as set forth below.

NOW, THEREFORE, for value received, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties mutually agree to amend the Agreement as follows:

1.       Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

2.       Amendments.

(i) Schedule A to the Agreement is hereby amended by deleting it in its entirety and replacing it with the revised Schedule A attached to this Amendment.

(ii) Schedule D to the Agreement is hereby amended by deleting in its entirety and replacing with the revised Schedule D attached to this Amendment.

3.       Representations and Warranties. Each party hereto represents and warrants that (a) it has the legal right, power and authority to execute and deliver this Amendment, to enter into the transactions contemplated hereby, and to perform its obligations hereunder; (b) it has taken all necessary action to authorize such execution, delivery, and performance; and (c) this Amendment constitutes a legal, valid, and binding obligation enforceable against it.

4.       Miscellaneous. Except to the extent specifically amended by this Amendment, the provisions of the Agreement shall remain unmodified, and the Agreement is ratified and affirmed as being in full force and effect.

5.       Governing Law. This Amendment shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

6.       Effective Date. This Amendment shall be effective as of the date first written above.

IN WITNESS WHEREOF, the parties hereto execute this Third Amendment as an instrument under seal by their duly authorized officers by affixing their signatures below.

RENAISSANCE CAPITAL GREENWICH FUNDS, on behalf of each of its series as listed on Schedule B, severally and not jointly By: /s/ Kathleen S. Smith Name: Kathleen S. Smith Title: Chairman	STATE STREET BANK AND TRUST COMPANY By: /s/ Betsy Coyne Name: Betsy Coyne Title: Managing Director

Schedule A

This Schedule is attached to and made part of the Securities Lending Authorization Agreement dated the 9th day of October 2013 between RENAISSANCE CAPITAL GREENWICH FUNDS, ON BEHALF OF EACH OF ITS SERIES AS LISTED ON SCHEDULE B, SEVERALLY AND NOT JOINTLY (the “Funds”), and STATE STREET BANK AND TRUST COMPANY acting either directly or through any State Street Affiliate (collectively, “State Street”), as amended.

Fee Split

75% to the Fund

25% to State Street

Cash Collateral Investment

Each Fund instructs State Street to invest cash Collateral in the State Street Navigator Securities Lending Government Money Market Portfolio. Information about the various fees and expenses charged by the State Street Navigator Securities Lending Government Money Market Portfolio is disclosed in the confidential offering memorandum, shareholder reports and/or other portfolio documents. The State Street Navigator Securities Lending Government Money Market Portfolio distributes yield daily. The daily yield will be reinvested into the vehicle until redeemed monthly to make the payments contemplated by this Agreement.

The investment manager of the collective investment vehicle or separately managed account specified above may, to the extent consistent with the relevant investment guidelines and/or other offering documents, invest cash Collateral (including any dividends, interest payments and other money received in respect of cash Collateral as invested) in funds or investments with respect to which State Street and/or State Street Affiliates provide investment management or advisory, trust, custody, transfer agency, shareholder servicing and/or other services for which they are compensated.

To the extent that there is a period of time when the cash Collateral cannot be promptly invested pursuant to the direction of the Funds as set forth above, whether due to the timing of delivery of the cash Collateral by Borrower, any delay between monthly redemptions from the vehicle above and monthly payments contemplated by this Agreement, or otherwise, such cash Collateral may be held in a demand deposit account or similar account in the name of State Street or any State Street Affiliate (which account may or may not bear interest).

Schedule D

This Schedule is attached to and made part of the Securities Lending Authorization Agreement dated the 9th day of October 2013 between RENAISSANCE CAPITAL GREENWICH FUNDS, ON BEHALF OF EACH OF ITS SERIES AS LISTED ON SCHEDULE B, SEVERALLY AND NOT JOINTLY (the “Funds”), and STATE STREET BANK AND TRUST COMPANY acting either directly or through any State Street Affiliate (collectively, “State Street”), as amended.

Lending Restrictions

1. At all times, no more than 90% (“Maximum Limit”) of each security holding of a Fund shall be designated as Available Securities. For avoidance of doubt, State Street may designate a lower Maximum Limit for any security as available for lending.

2. Minimum Demand Spread Requirements.

“Minimum Demand Spread Test. At the initiation of each Loan, the Demand Spread must be equal to or greater than 100 basis points. For the avoidance of doubt, loans may have a Demand Spread that is lower than 100 basis points during the term of the Loan so long as the Loan satisfied the minimum requirement at initiation.

For purposes of the Minimum Demand Spread Test:

“Demand Spread” means, (i) with respect to a loan collateralized with cash, the difference between the Reference Rate and the rebate rate and, (ii) with respect to a loan collateralized with non-cash, the premium paid by Borrower in connection with the loan.

“Reference Rate” means Fed Target.

“Fed Target” means, if the target level for the federal funds rate most recently announced by the Federal Open Markets Committee (“FOMC”) is a specific rate, such rate, and if the target level for the federal funds rate most recently announced by the FOMC is a target band in lieu of a target rate, the lowest rate of the target band.